FORM PX14A6G

Health Management Associates, Inc. – HMA

Filed:  April 30, 2013

Notice of Exempt Solicitation. Definitive Materials.

United States Securities and Exchange Commission
Washington, D.C. 20549

Notice of Exempt Solicitation
Pursuant to Rule 14a-103

1.       Name of Registrant:

Health Management Associates, Inc.

2.       Name of person(s) relying on exemption:

a.                   Calvert Social Index Fund and Calvert VP S&P Mid Cap 400 Index Portfolio, acting through Calvert Investment Management, Inc.

3.       Address of person(s) relying on Exemption:

a.                  4550 Montgomery Avenue, Suite 100N, Bethesda, MD 20814

4.       Written Materials:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2013 Annual Meeting.

IMPORTANT PROXY VOTING MATERIAL

Shareholder Rebuttal to Health Management Associates, Inc. Opposition Statement to Stockholder Proposal Regarding the Issuance of a Sustainability Report

Proposal 5. Shareholder Proposal

This proposal has been filed by Calvert Investment Management, Inc.  We believe the company should join the growing number of corporate reporters that demonstrate and report on the management of environmental, social and governance issues to their investors. Shareholders have not been fully informed about the company’s most material sustainability risks and its plans to address each risk.  When requesting sustainability reporting, Calvert Investment Management asks companies to measure, evaluate and disclose the environmental social and governance elements material to long-term business success.

Health Management Associates opposition statement and primary arguments against this proposal are that:

1.      The company believes it fulfills its commitment to being a good corporate citizen through corporate philanthropy and encouraging its employees to become involved through individual giving and volunteering their time.

2.      After reviewing the Global Reporting Initiative (GRI) guidelines, the company concluded that they are lengthy, complex and inherently vague.

3.      The requested sustainability report would be an unnecessary expense, would not directly correlate to the pursuit of business strategy and would not provide any tangible return for stockholders.

Our Rebuttal and Rationale for a For vote follows:

Health Management Associates, Inc. does not adequately disclose its sustainability-related risks, opportunities, policies and practices. Beyond limited worker, quality and patient care disclosure and basic compliance-focused environmental health and safety policies within the company’s code of conduct and on the website, there is no additional information indicating the company’s management of its sustainability risks and opportunities.  As a hospital company, Health Management Associates faces significant worker and patient health and safety issues as well as environmental issues.  The process of reporting helps companies better understand their sustainability risks and opportunities and then take steps to address and/or rectify areas of weakness or further improve areas of strength.

1.      A sustainability report is about understanding risks to the business, not about corporate philanthropy.

While we appreciate and value the company’s commitment to philanthropy and community service, this misses the point of the shareholder proposal. Corporate responsibility and sustainability is much broader than charity. Addressing corporate responsibility is about understanding the areas in which the business is exposed to risks and taking action to address those risks. Calvert believes further disclosure is necessary in order for the Company’s investors and other stakeholders to understand the policies, programs and performance indicators that guide the company’s management of sustainability challenges and opportunities. Such disclosure will help shareholders better understand the steps Health Management Associates is taking to address these risks.

Although hospitals are large producers of waste, Health Management Associates does not presently disclose details on its efforts to reduce waste or environmental risks, other than noting it follows applicable environmental laws and regulations as well as proper handling and disposal of waste. Medical and environmental waste can pose business risks if not addressed or disposed of properly, leading to compliance issues or fines as well as health hazards to the local community. For example, the EPA estimates that many hospitals are currently unaware of their responsibility to report and handle the disposal of hazardous waste under the Resource Conservation and Recovery Act. i

Hospitals are known for operating the second most intensive energy use buildings, which cost the sector as a whole about $6.5 billion per year. Meanwhile, the most efficient hospitals in Northern Europe use only about 35% of the energy of that of the average U.S. hospital. ii Thus, there may be opportunities to increase efficiencies, thereby creating opportunities for cost savings. Climate change and weather challenges such as flooding, hurricanes or tornadoes may increase safety risks for patients and workers in hospitals. While the company notes these risks in its 10-K, it does not describe any steps to mitigate these risks even though it has hospitals in Florida, Mississippi and Tennessee – all high risk states.

It is important to disclose the steps the company is taking to handle its environmental issues such as waste and energy use, and address natural disasters and protect patients, along with key performance indicators. Such issues can be material and affect the bottom line and the success of a hospital. The company may wish to explore joining the Healthier Hospital Initiative, launched in 2012, which includes thirteen sponsoring health systems with over 500 hospitals and three NGOs that seek to reduce the contribution of health care to environment-related health impacts. Its new report notes, “Health care organizations cannot achieve lasting environmental sustainability program without the commitment and support of senior medical, administrative and board leadership.” iii

The quality of hospital patient safety and care can affect not only the company’s reputation but also work quality and safety of workers. While we appreciate the company’s commitment to providing quality healthcare and ensuring patient safety and satisfaction, it would be helpful for additional public disclosure on the systems it has in place to address these issues as well as its safety record.  It is also important for the company to disclose the steps it is taking to protect workers from overwork and burnout, the improvements it is making around worker safety, customer satisfaction, training of staff, how is it addressing and building a culture of people speaking up to make improvements both for other workers and patients, protecting workers from aggressive patients as well as addressing overall health and wellness issues as these issues affect not only worker satisfaction and productivity but also patient care. Investors want to know that companies are managing all significant risks that may affect an investment and that they have the systems in place to address these risks effectively should a problem arise.

2.      GRI is widely used as the basis for many company sustainability reports.

Over 5,000 companies worldwide now use the GRI framework to report on sustainability. iv  Although the guidelines are designed to be applicable to all businesses everywhere, many indicators are relevant to hospitals, particularly oversight and monitoring  of patient health and safety measures, worker safety, patient privacy violations, as well as waste and other environmental policies, programs and performance. As hospitals increase disclosure around these key issues, those that are better able to address and overcome the risks, with stronger safety and positive patient outcomes, will develop more favorable reputations and be viewed as leaders.  Basing a sustainability report on GRI, gives a company the latitude to define the most important environmental, social and governance issues, and then focus on those with the greatest return on investment.

According to a 2012 study by the Governance and Accountability Institute (G&A), a data partner for GRI, 53 percent of S&P 500 companies in 2011 published such reports, compared to 19 percent in 2010.  Of those that did publish such reports, 63 percent based their reports on GRI, while another 5 percent referenced GRI.  Meanwhile, also in 2011, 57 percent of Fortune 500 companies reported on ESG issues, compared to only 20 percent in 2010.  Thus, non-reporters are now in the minority of the Fortune 500. Increasingly, a growing number of corporate managers and boards of directors now recognize the benefits that flow from disclosures relating to strategies and performance of ESG factors.  G&A also determined that companies which measure and manage their sustainability issues appear to perform better over the long-term in capital markets. v

3.      Sustainability reporting is worth the Company’s time and offers value to investors.

Sustainability reporting is an important element of business success. Sustainability reporting and good ESG performance can create value for companies.

Public sustainability reporting demonstrates to investors that the company is adequately managing its environmental and social risks and opportunities. Strong management of sustainability issues can help companies reduce costs, lower the risk of adverse events, and strengthen relationships with important stakeholders.

A sustainability report can inform investors, customers, employees and the public, in a comprehensive way, about the significant environmental and social risks (and opportunities) faced by Health Management Associates and how the company is managing these risks.

A sustainability report provides key information for data aggregators of environmental, social, governance (ESG) and financial information, such as Bloomberg, MSCI and providers of indices such as the Dow Jones Sustainability Index. As more and more information on corporate sustainability programs and performance is available in the marketplace, Health Management Associates’ lack of reporting on these issues may raise questions. There is growing evidence of the benefits of sustainability reporting and strong management of ESG issues. For example, a Goldman Sachs study found that companies that are considered leaders in ESG policies outperform their peers in terms of their stock value by some 25 percent. vi  While seventy-six percent of executives polled by McKinsey & Company “say sustainability contributes positively to shareholder value in the long term, and 50 percent see short-term value creation.” vii Lastly, sustainability reporting can lead to a number of substantial benefits, including increased competitiveness, operational efficiency, reputational value, and risk management – both regulatory and legal. In the spirit of the old adage, “what gets measured gets managed, ” the process of producing a good report helps companies to establish data gathering systems that help the company control costs and reduce risk.

We continue to believe it is in the best interests of shareholders for the company to increase its environmental, social and governance disclosure through the creation of a sustainability report.

Shareholders are urged to vote FOR Proposal #5 following the instruction provided on the company’s proxy mailing.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  NO PROXY CARDS WILL BE ACCEPTED BY CALVERT INVESTMENT MANAGEMENT, INC. (CIM) OR ANY REGISTERED INVESTMENT COMPANY THAT HAS RETAINED CIM AS ITS INVESTMENT ADVISER (EACH A CALVERT FUND).  PLEASE DO NOT SEND YOUR PROXY TO CIM OR ANY CALVERT FUND.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY CIM AND/OR CERTAIN CALVERT FUNDS.

For questions regarding Health Management Associates, Inc. Proposal #5 on Issuing a Sustainability Report, please contact Reed Montague, Calvert Investment Management, Inc., 301.951.4815, reed.montague@calvert.com

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i  “EPA Inaction in Identifying Hazardous Waste Pharmaceuticals May Result in Unsafe Disposal”, U.S. Environmental Protection Agency, 2012, www.epa.gov/oig/reports/2012/20120525-12-P-0508.pdf

ii  “Global Green and Healthy Hospitals Agenda, 2011, Healthcare Without Harm,  http://greenhospitals.net/wp-content/uploads/2011/10/Global-Green-and-Healthy-Hospitals-Agenda.pdf

iii  “2012 Milestone Report, Healthier Hospitals Initiative, http://healthierhospitals.org/get-inspired/case-studies/hhi-releases-2012-milestone-report

iv  Global Reporting Initiative database website, http://database.globalreporting.org/, April 25, 2013

v  “Sustainability Reporting Among S&P 500 Companies Increases Dramatically, http://www.sustainablebrands.com/news_and_views/articles/sustainability-reporting-among-sp-500-companies-increases-dramatically

vi  “GS Sustain Focus List.” Goldman Sachs. 2007, http://www.unglobalcompact.org/docs/summit2007/gs_esg_embargoed_until030707pdf.pdf

vii  “How Companies Manage Sustainability: McKinsey Global Survey Results.” McKinsey Quarterly. March 2010, http://www.mckinseyquarterly.com/How_companies_manage_sustainability_McKinsey_Global_Survey_results__2558